UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 8, 2019

ALLEGRO MERGER CORP.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-38581	82-2425125
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

777 Third Avenue, 37th Floor New York, NY	10017
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 319-7676

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of common stock, one right, and one redeemable warrant	ALGRU	The Nasdaq Stock Market LLC
Common stock, par value $0.0001 per share	ALGR	The Nasdaq Stock Market LLC
Rights, each to receive one-tenth (1/10) of one share of common stock	ALGRR	The Nasdaq Stock Market LLC
Redeemable warrants, each exercisable for one share of common stock at an exercise price of $11.50 per share	ALGRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On November 8, 2019, Allegro Merger Corp., a Delaware corporation (“Allegro”), entered into an Agreement and Plan of Merger (“Merger Agreement”) by and among Allegro, Allegro Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Allegro (“Merger Sub”), TGIF Holdings, LLC, a Delaware limited liability company (“TGIF”), TGIF Midco, Inc., a Delaware corporation (“Midco”), and Rohit Manocha, solely in his capacity as the initial representative of the equityholders of TGIF and Midco.

TGIF and Midco are holding companies for the TGI Friday’s business, an American casual dining bar and grill concept with approximately 840 locations in more than 55 countries.

Pursuant to the Merger Agreement, (i) TGIF will distribute all of the shares of Midco held by TGIF to its equityholders (the “Distribution”), (ii) immediately following the Distribution, Merger Sub will merge with and into Midco, with Midco surviving ( the “Merger”), and (iii) immediately following the Merger, Midco will merge with and into Allegro with Allegro surviving (the “Second Merger”, and together with the Distribution, the Merger, and the other transactions contemplated by the Merger Agreement, the “Transactions”). As a result of the Transactions, Allegro will become the holding company for the TGI Friday’s business.

Under the Merger Agreement, the equityholders of Midco following the Distribution will receive an aggregate of $30,000,000 in consideration, in the form of cash and shares of Allegro common stock, with the mix of cash and shares of Allegro common stock to be determined at the option of the equityholders, subject to the requirement that at least 40% of such aggregate consideration is received in shares of Allegro common stock. The equityholders of TGIF and Midco will also have the right to receive up to 2,000,000 shares of Allegro common stock if (i) Allegro’s EBITDA equals or exceeds $70,000,000 as reported in Allegro’s annual report on Form 10-K for the year ended December 31, 2020, December 31, 2021, or December 31, 2022 or (ii) the reported last sale price of Allegro’s common stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations or other similar actions) for any 20 consecutive trading days at any time after the closing of the Transactions and prior to December 31, 2022.

The equityholders of Midco receiving shares of Allegro’s common stock upon the closing of the Transactions will be subject to a lockup period for all shares of Allegro’s common stock received as part of the closing consideration, which terminates on the earlier of (i) December 15, 2020, (ii) Allegro’s completion of a liquidation, merger, stock exchange, or other similar transaction that results in all holders of Allegro’s common stock having the right to exchange their shares of Allegro common stock for cash or other property, or (iii) the reported closing sale price of Allegro’s common stock on Nasdaq equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for a period of 20 consecutive trading days during a 30-trading day period commencing at least 150 days after the closing of the Transactions.

Upon the closing of the Transactions, Cowen and Company, LLC (“Cowen”) will be entitled to a facilitation fee in the amount of (i) $3,800,000 payable in cash, (ii) an aggregate of 796,875 shares of common stock of Allegro to be transferred from certain of Allegro’s officers, directors, and holders of Allegro’s common stock issued prior to Allegro’s initial public offering (“Founder Shares”), and (iii) an aggregate of up to an additional 478,125 Founder Shares if Allegro requests assistance from Cowen to raise additional capital to satisfy the Minimum Cash Condition (defined below), with the number of Founder Shares transferrable to be determined by a ratio set forth in the Merger Agreement. For one year after the closing of the Transactions, all Founder Shares transferred to Cowen will remain in escrow and continue to be subject to the transfer restrictions applicable to such shares prior to such transfer.

The Transactions are expected to be consummated in the first quarter of 2020, following receipt of the required approval by the stockholders of Allegro and the fulfillment of other conditions.

The following summaries of the Merger Agreement and the other agreements to be entered into by the parties are qualified in their entirety by reference to the text of the Merger Agreement and agreements entered into in connection therewith. The Merger Agreement is attached as an exhibit hereto and incorporated herein by reference.

Representations and Warranties

The Merger Agreement contains representations and warranties of TGIF relating, among other things, to proper organization and qualification; subsidiaries; capitalization; the authorization, performance and enforceability against TGIF of the Merger Agreement; absence of conflicts; consent, approval or authorization of governmental authorities; financial statements; absence of undisclosed liabilities; absence of certain changes or events; litigation; compliance with laws; material contracts; matters relating to TGIF’s franchisees and suppliers; benefit plans; labor matters; tax matters; brokers’ fees; insurance; assets and real property; environmental matters; transactions with affiliates; internal controls; intellectual property matters; permits; and disclosures made to selling equityholders of TGIF who sold TGIF equity interests in October 2019.

The Merger Agreement contains representations and warranties of each of Allegro and Merger Sub relating, among other things, to proper organization and qualification; subsidiaries; the authorization, performance and enforceability against Allegro and Merger Sub of the Merger Agreement; absence of conflicts; litigation; consent, approval or authorization of governmental authorities; trust account; brokers’ fees; reports filed with the Securities and Exchange Commission (“SEC”), financial statements, Sarbanes-Oxley Act and absence of undisclosed liabilities; transactions with affiliates; board approval; fairness opinion with respect to the Merger; business activities; tax matters; capitalization; compliance with laws; and Nasdaq listing.

Covenants

The Merger Agreement includes customary covenants of the parties with respect to business operations prior to consummation of the Transactions, confidentiality and exclusivity, and efforts to satisfy conditions to the consummation of the Transactions.

The Merger Agreement also contains additional covenants of the parties, including, among others, covenants providing for Allegro and TGIF to cooperate in the preparation of the proxy statement required to be prepared in connection with the Transactions (the “Proxy Statement”).

Conditions to Closing

General Conditions

Consummation of the Transactions is conditioned on approval by Allegro’s stockholders. In addition, the consummation of the Transactions is conditioned upon, among other things:

●	all specified waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended shall have expired and no order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority or statute, rule or regulation that is in effect and prohibits or enjoins the consummation of the Transactions;

●	Allegro having at least $5,000,001 of net tangible assets remaining immediately prior to, or upon the closing of, the Transactions, after taking into account the holders of Allegro’s common stock that properly demanded that Allegro redeem their shares of common stock for their pro rata share of the trust account; and

●	no material adverse effect with respect to Allegro or TGIF shall have occurred between the date of the Merger Agreement and the closing of the Transactions

TGIF’s Conditions to Closing

The obligations of TGIF to consummate the Transactions are also conditioned upon, among other things:

●	the accuracy of the representations and warranties of Allegro and Merger Sub (subject to certain bring-down standards);

●	performance of the covenants of Allegro and Merger Sub required by the Merger Agreement to be performed on or prior to the closing;

●	Allegro having at least $30,000,000 cash on hand as of the closing and assuming distribution of the trust account, and after deducting (a) all amounts to be paid to holders of Allegro’s common stock that elect to have their shares converted to cash in connection with the Transactions, (b) all amounts due in respect of loans permitted under the Merger Agreement, (c) TGIF’s financial advisory, legal, accounting and other transaction expenses (up to $1,500,000), (d) Allegro’s financial advisory, legal, accounting and other transaction expenses, (e) the facilitation fee payable to an affiliate of TriArtisan pursuant to the Merger Agreement and (f) the amount of the cash consideration payable to Midco equityholders at closing pursuant to elections made by such holders under the Merger Agreement (the “Minimum Cash Condition”);

●	Allegro and the persons currently party to the registration rights agreement in place among Allegro and certain of its shareholders executing and delivering the Registration Rights Agreement (defined below);

●	resignations and appointments as specified in the Merger Agreement;

●	the filing and effectiveness of amended and restated organizational documents of Allegro; and

●	Allegro’s common stock continuing to be listed on the Nasdaq Capital Market.

Allegro’s and Merger Sub’s Conditions to Closing

The obligations of Allegro and Merger Sub to consummate the Transactions are also conditioned upon, among other things:

●	the accuracy of the representations and warranties of TGIF (subject to certain bring-down standards);

●	performance of the covenants of TGIF required by the Merger Agreement to be performed on or prior to the closing; and

●	the absence of insider loans.

Waivers

Either Allegro or TGIF may waive any inaccuracies in the representations and warranties made to such party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement and waive compliance with any agreements or conditions for the benefit of itself or such party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement. Notwithstanding the foregoing, pursuant to Allegro’s current amended and restated certificate of incorporation, Allegro cannot consummate the Transactions if it has less than $5,000,001 of net tangible assets remaining immediately prior to or upon the closing of the Transactions after taking into account the holders of Allegro’s common stock that properly demanded that Allegro redeem their shares of common stock for their pro rata share of the trust account.

Termination

The Merger Agreement may be terminated at any time, but not later than the closing, as follows:

●	by mutual written consent of Allegro and TGIF;

●	by either Allegro or TGIF if the Transactions are not consummated on or before March 31, 2020, provided that the right to terminate the Merger Agreement will not be available to any party whose action or failure to act has been a principal cause of or primarily resulted in the failure of the Transactions to occur on or before such date and such action or failure to act constitutes a breach of the Merger Agreement;

●	by either Allegro or TGIF if a governmental entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the merger, which order, decree, judgment, ruling or other action is final and non-appealable;

●	by either Allegro or TGIF if, at the Allegro stockholder meeting called to approve the Transactions, the matters presented to the stockholders fail to be approved by the required vote (subject to any adjournment or recess of the meeting).

●	by either Allegro or TGIF if Allegro has less than $5,000,001 of net tangible assets remaining immediately prior to, or upon the closing of, the Transactions, after taking into account the holders of Allegro’s common stock that properly demanded that Allegro redeem their shares of common stock for their pro rata share of the trust account;

●	by TGIF if the Minimum Cash Condition is not satisfied; or

●	by either Allegro or TGIF if the other party has breached any of its covenants or representations and warranties in any material respect which cannot be cured or, if curable, and has not been cured within thirty days of the notice of an intent to terminate, provided that the terminating party is itself not in material breach.

Registration Rights Agreement

The former equityholders of TGIF and Allegro’s sponsor and other holders of Allegro’s common stock issued prior to Allegro’s initial public offering (the “Allegro Founders”) will enter into an agreement (“Registration Rights Agreement”) with Allegro pursuant to which such shareholders will be granted certain rights to have registered, in certain circumstances, the resale under the Securities Act of the common stock of Allegro held by them, subject to certain conditions set forth therein. The Registration Rights Agreement will replace a prior registration rights agreement entered into between Allegro and the Allegro Founders in connection with the initial public offering.

Item 7.01 Regulation FD Disclosure.

The information set forth below under this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Press Release

Attached as Exhibit 99.1 to this Current Report on Form 8-K is the press release issued by the parties related to the proposed Transactions.

Investor Presentation

Attached as Exhibit 99.2 to this Current Report on Form 8-K is the form of investor presentation to be used by Allegro in presentations to certain of its stockholders and other persons interested in purchasing Allegro’s common stock.

Additional Information

COMMENCING SHORTLY AFTER THE FILING OF THIS CURRENT REPORT ON FORM 8-K, ALLEGRO INTENDS TO HOLD PRESENTATIONS FOR CERTAIN OF ITS STOCKHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING ALLEGRO’S SECURITIES, IN CONNECTION WITH THE PROPOSED TRANSACTIONS WITH TGIF, AS DESCRIBED IN THIS CURRENT REPORT ON FORM 8-K. THIS CURRENT REPORT ON FORM 8-K, INCLUDING SOME OR ALL OF THE EXHIBITS HERETO, MAY BE DISTRIBUTED TO PARTICIPANTS AT SUCH PRESENTATIONS.

ALLEGRO AND TGIF AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES OF ALLEGRO’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS UNDER SEC RULES. INVESTORS AND SECURITY HOLDERS MAY OBTAIN MORE DETAILED INFORMATION REGARDING THE NAMES AND INTERESTS IN THE PROPOSED TRANSACTIONS OF ALLEGRO’S DIRECTORS AND OFFICERS IN ALLEGRO’S FILINGS WITH THE SEC, INCLUDING ALLEGRO’S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018, WHICH WAS FILED WITH THE SEC ON APRIL 1, 2019. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM ALLEGRO’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS WILL BE SET FORTH IN THE PROXY STATEMENT FOR THE PROPOSED TRANSACTIONS THAT ALLEGRO INTENDS TO FILE WITH THE SEC. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE PROPOSED TRANSACTIONS WILL BE INCLUDED IN THE PROXY STATEMENT.

INVESTORS AND SECURITY HOLDERS OF ALLEGRO AND TGIF ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT AND DEFINITIVE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. ALLEGRO’S DEFINITIVE PROXY STATEMENT WILL BE MAILED TO STOCKHOLDERS OF ALLEGRO AS OF A RECORD DATE TO BE ESTABLISHED FOR VOTING ON THE PROPOSED TRANSACTIONS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE PROXY STATEMENT AND OTHER DOCUMENTS CONTAINING IMPORTANT INFORMATION ABOUT ALLEGRO AND TGIF, ONCE SUCH DOCUMENTS ARE FILED WITH THE SEC, THROUGH THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. COPIES OF THE DOCUMENTS FILED WITH THE SEC BY ALLEGRO, WHEN AND IF AVAILABLE, CAN BE OBTAINED FREE OF CHARGE BY DIRECTING A WRITTEN REQUEST TO ALLEGRO MERGER CORP., 777 THIRD AVENUE, 37TH FLOOR, NEW YORK, NY 10017.

SOME OF THE FINANCIAL INFORMATION REGARDING THE TGIF BUSINESS CONTAINED IN THE EXHIBITS HERETO DOES NOT CONFORM TO SEC REGULATION S-X IN THAT IT INCLUDES CERTAIN FINANCIAL INFORMATION NOT PREPARED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”). ALLEGRO AND TGIF BELIEVE THAT THE PRESENTATION OF THESE NON-GAAP MEASURES PROVIDES INFORMATION THAT IS USEFUL TO INVESTORS AS IT INDICATES MORE CLEARLY THE ABILITY OF TGIF TO MEET CAPITAL EXPENDITURES AND WORKING CAPITAL REQUIREMENTS AND OTHERWISE MEET ITS OBLIGATIONS AS THEY BECOME DUE. INVESTORS SHOULD REVIEW THE ACCOMPANYING RECONCILIATION OF SUCH NON-GAAP FINANCIAL MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES.

ADDITIONAL INFORMATION AND FORWARD-LOOKING STATEMENTS

THIS CURRENT REPORT ON FORM 8-K AND THE EXHIBITS HERETO ARE NOT A PROXY STATEMENT OR SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION WITH RESPECT TO ANY SECURITIES OR IN RESPECT OF THE PROPOSED TRANSACTIONS AND SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES NOR SHALL THERE BE ANY SALE OF ANY SUCH SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE OR JURISDICTION.

THIS CURRENT REPORT ON FORM 8-K AND THE EXHIBITS HERETO INCLUDE “FORWARD-LOOKING STATEMENTS”. ACTUAL RESULTS MAY DIFFER FROM EXPECTATIONS, ESTIMATES AND PROJECTIONS AND, CONSEQUENTLY, YOU SHOULD NOT RELY ON THESE FORWARD LOOKING STATEMENTS AS PREDICTIONS OF FUTURE EVENTS. WORDS SUCH AS “EXPECT,” “ESTIMATE,” “PROJECT,” “BUDGET,” “FORECAST,” “ANTICIPATE,” “INTEND,” “PLAN,” “MAY,” “WILL,” “COULD,” “SHOULD,” “BELIEVES,” “PREDICTS,” “POTENTIAL,” “CONTINUE,” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS.

NEITHER ALLEGRO NOR TGIF UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY LAW. IMPORTANT FACTORS, AMONG OTHERS, THAT MAY AFFECT ACTUAL RESULTS INCLUDE TGIF’S ABILITY TO EXECUTE ON ITS BUSINESS PLANS AND TGIF’s ESTIMATES OF EXPENSES AND FUTURE REVENUES AND PROFITABILITY. OTHER FACTORS INCLUDE THE POSSIBILITY THAT THE PROPOSED TRANSACTIONS DO NOT CLOSE, INCLUDING DUE TO THE FAILURE TO RECEIVE REQUIRED SECURITY HOLDER APPROVALS, OR THE FAILURE OF OTHER CLOSING CONDITIONS.

THIS CURRENT REPORT ON FORM 8-K AND THE EXHIBITS HERETO ARE NOT INTENDED TO BE ALL-INCLUSIVE OR TO CONTAIN ALL THE INFORMATION THAT A PERSON MAY DESIRE IN CONSIDERING AN INVESTMENT IN ALLEGRO AND IS NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION IN ALLEGRO.

ADDITIONAL INFORMATION CONCERNING THESE AND OTHER RISK FACTORS WILL BE CONTAINED IN ALLEGRO’S FILINGS WITH THE SEC. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS CONCERNING ALLEGRO AND TGIF, THE PROPOSED TRANSACTIONS OR OTHER MATTERS AND ATTRIBUTABLE TO ALLEGRO OR ANY PERSON ACTING ON ITS BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS ABOVE. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON ANY FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. NEITHER ALLEGRO NOR TGIF UNDERTAKE OR ACCEPT ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENT TO REFLECT ANY CHANGE IN THEIR EXPECTATIONS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED, EXCEPT AS REQUIRED BY APPLICABLE LAW.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

2.1	Agreement and Plan of Merger, dated as of November 8, 2019, by and among Allegro Merger Corp., Allegro Merger Sub, Inc., TGIF Holdings, LLC, TGIF Midco, Inc. and Rohit Manocha (solely as representative of the equityholders of TGIF Holdings, LLC and TGIF Midco, Inc.) *

99.1	Press release dated November 8, 2019

99.2	Investor Presentation

* Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). Allegro agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 8, 2019	ALLEGRO MERGER CORP.

	By:	/s/ Eric S. Rosenfeld
Eric S. Rosenfeld
Chief Executive Officer